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                             May 27, 2021

       Robert F. Probst
       Executive Vice President and Chief Financial Officer
       Ventas, Inc.
       353 N. Clark Street, Suite 3300
       Chicago, IL 60654

                                                        Re: Ventas, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 23,
2021
                                                            File No. 001-10989

       Dear Mr. Probst:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 23, 2021

       Guarantor and Issuer Financial Information, page 68

   1. We note your disclosure that only NHP LLC is obligated with respect to any of NHP
                                                        LLC's outstanding
senior notes and that Ventas, Inc. is not obligated with respect to such notes. Please tell us
how you determined it was unnecessary to provide financial
                                                        statements of NHP LLC.
Reference is made to Rule 3-10 of Regulation S-X.
       Form 8-K filed May 7, 2021

       Exhibits

   2. We note your presentation of normalized FAD attributable to common stockholders, specifically the
adjustments for cash impact of Brookdale lease modification and cash impact of Holiday lease
termination. Please address the following:
                                                            Please clarify for
us the nature of these adjustments.
 Robert F. Probst
Ventas, Inc.
May 27, 2021
Page 2
                Please clarify for us why you are adjusting for these items. Please tell us how these adjustments result in a measure that is presented on a
              consistent basis for all periods presented.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Demarest, Staff Accountant at 202-551-3432 or Jennifer
Monick, Assistant Chief Accountant at 202-551-3295 if you have any questions.



FirstName LastNameRobert F. Probst                             Sincerely,
Comapany NameVentas, Inc.
                                                               Division of
Corporation Finance
May 27, 2021 Page 2                                            Office of Real
Estate & Construction
FirstName LastName